918509

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE

May 7, 2004

Response of the Office of Mergers and Acquisitions
Division of Corporation Finance

Act Exchange Act of 1934
Section 13(d)
Rule 13d-1(b)
Public Availability May 7, 2004

George Spera, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022

Re: Stichting Pensioenfonds ABP
Incoming letter dated May 4, 2004

Dear Mr. Spera:

We are responding to your letter dated May 4, 2004, as supplemented by conversations with the staff. We have attached a photocopy of your correspondence to avoid having to recite a summary of the facts set forth in your letter. Unless otherwise noted, each capitalized term in our letter has the same meaning as defined in your letter.

The Division of Corporation Finance will not recommend enforcement action to the Commission if Stichting Pensioenfonds ABP reports beneficial ownership on Schedule 13G pursuant to Rule 13d-1(b). ABP may not use Schedule 13G if it acquires the subject securities with the purpose or effect of changing or influencing control of the issuer.

This position is based on the facts described and the representations made in your letter. In particular we note your representations regarding the comparability of foreign and United States laws governing ABP and the entities listed in Rule 13d-1(b)(1)(ii)(F). We also note your undertaking to furnish the information otherwise required by Schedule 13D upon our request.

Any change in the facts described and representations made in your letter may change our conclusion. This letter only expresses our position on enforcement action. It does not express any legal conclusions on the questions presented.

Sincerely,

Abby Adams

Abby Adams
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance

SHEARMAN & STERLING LLP

FAX: 212 848-7179
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WRITER'S DIRECT NUMBER:
212-848-7636

WRITER'S EMAIL ADDRESS:
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MAY 0 4 2004

May 4, 2004

Securities Exchange Act of 1934 – Section 13(d) – Rule 13d-1(b)(1)(ii)(F)

DELIVERED BY HAND

Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stichting Pensioenfonds ABP Request to Report on Schedule 13G as Qualified Institutional Investor

Dear Sir or Madam:

On behalf of the Pension Fund Stichting Pensioenfonds ABP ("ABP"), we request assurance that the Division of Corporation Finance (the "Division") will not recommend enforcement action by the Securities and Exchange Commission (the "Commission") if ABP reports beneficial ownership of a class of equity securities, as required by the rules under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), as a qualified institutional investor on Schedule 13G (rather than as a passive investor on Schedule 13G). This request is made only with respect to situations in which investments are made in the ordinary course of business, and not with the purpose or with the effect of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having such purpose or effect.

Background

ABP, previously known as Algemeen Burgerlijk Pensioenfonds, was formed by the Dutch government in 1922 to provide a vehicle for making retirement, disability and survivor benefits available to Dutch civil servants. ABP was privatized in 1996. ABP is the pension fund for public employees in The Netherlands, including employees in the education, government, municipalities, water, police and defense sectors. As of December 31, 2003, the participants in ABP included 1,074,000 persons in active service, as well as 676,000 pensioners and an additional 730,000 former participants not currently receiving pensions.

ABP is regulated as a pension fund under the laws of The Netherlands and is the functional equivalent of an "employee pension benefit plan" as such term is used in the United States.[1] ABP's principal place of business is Heerlen, The Netherlands.

The Articles of Foundation of ABP provide that the governance and management of ABP is the responsibility of a board of administrators (the "Board of Governors"). The Board of Governors consists of twelve members (which may be increased to thirteen if the Board of Governors appoints an outside independent non-voting chairman). Each member serves a four-year term. The Board of Governors is appointed jointly by the Verbond Sectorwerkgevers Overheid ("VSO"), which is a union of the public employers, and by a federation of civil servants representing the employees. Specifically, the VSO appoints six members and the employee federation appoints the remaining six members. The chairman and secretary of the Board of Governors are selected from the appointed members to serve one-year terms; these positions are filled in alternate years by a member selected by the VSO and a member selected by the employee federation, and members of the same affiliation cannot hold both positions in the same year. In addition, the Pensions and Insurance Supervisory Authority of The Netherlands (the "PVK"), which is the official independent government agency organized under the Dutch Pension and Savings Funds Act (the "Pension Act") to supervise insurance companies and pension funds, must confirm that the members appointed to the Board of Governors have sufficient expertise to perform their duties in the interests of the pension fund's beneficiaries.

Under the Articles of Foundation, the day-to-day management of ABP is entrusted to a board of directors (the "Board of Directors"), consisting of at least three members appointed by the Board of Governors. The duties and powers of the Board of Directors are regulated by the Board of Governors. In addition, an advisory council, which consists of thirty-six representatives of employers and thirty-six representatives of employees and pensioners advises the Board of Governors on matters concerning the policies of ABP, including amendments to the Articles of Foundation and the adoption of the annual report and budget. None of the members of the advisory council may be members of the Board of Directors or the Board of Governors.

The Board of Governors has authority to establish other committees to assist it in managing the pension fund. Currently, ABP has an investment committee, an appeals committee

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1 In particular, as used in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended, 29 U.S.C. §1002(2). The word "Stichting" in ABP's full name refers to its form of legal organization under Dutch law: a "stichting" is a legal entity without shareholders, whose profit may in no circumstances revert to its founders. (For these reasons a *stichting* may be considered to bear some similarities to a U.S. foundation.) It is the legal form typically used for employee pension plans in the Netherlands.

and an advisory committee complaints board. The investment committee consists of financial experts who are independent of both the employers and employees.

ABP's assets are invested based on an investment plan adopted annually by the Board of Governors. The Board of Governors may direct the Board of Directors to implement the investment plan and to be advised by the investment committee. ABP is required to submit, on an annual basis, an audited report of its financial position to the PVK. Once every five years, the Board of Governors submits to the PVK an actuarial balance sheet and profit and loss statement, accompanied by an actuary's report.

We enclose for your reference ABP's financial statements from its 2003 annual report. The financial statements were adopted by the Board of Governors on March 25, 2004; the reports of the auditors PricewaterhouseCoopers Accountants NV and the actuaries Watson Wyatt Brans & Co. relating to the financial statements were received on March 25, 2004. We will be happy to provide you with a copy of ABP's entire 2003 annual report if you wish.

As of December 31, 2003, ABP had consolidated assets of approximately € 150.2 billion (approximately $179.3 billion based on current exchange rates). As of that date, ABP's investment portfolio was allocated among several categories of investment, including fixed-income securities, such as corporate bonds and securitizations (45% of investment portfolio), equities (36%) and alternative investments, such as private equity, real estate, hedge funds and commodities (19%).

Basis for SEC No-Action Relief

The Commission has recognized that compliance with the disclosure requirements of Schedule 13D and the requirements of prompt amendment of the Schedule for all material changes impose substantial burdens on institutional investors.[2] The availability of Schedule 13G to qualified institutional investors under Rule 13d-1(b)(1)(ii) reflects a determination by the Commission that the burdens of the detailed and frequent disclosure required by Schedule 13D are disproportionate in certain circumstances to the benefits afforded by disclosures on that reporting form. However, the Commission has indicated that it has not made Schedule 13G available on the same terms to non-U.S. institutions that are not qualified institutional investors because of concern that the Commission might encounter "substantial enforcement difficulties" in seeking to ensure that such institutions would make available to the Commission in the United States, if required, the same information they would be required to furnish in responding to the disclosure requirements of Schedule 13D. Although many non-U.S. institutions that are not qualified institutional investors are eligible to use Schedule 13G pursuant to the "passive investor" provisions of paragraph (c) of Rule 13d-1, such investors are subject to shorter filing deadlines than those that apply to qualified institutional investors. They also are subject to loss of eligibility to report using Schedule 13G if their beneficial ownership exceeds 20% of a class

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2 See Various Proposals Relating to Disclosure of Beneficial Owners and Holders of Record of Voting Securities, Securities Act of 1933 Release No. 5609; 1934 Act Release No. 11616 (Aug. 25, 1975).

of registered equity security and are subject to reporting obligations under Section 16(a) of the 1934 Act.

As early as 1978, the Commission stated that it would entertain applications for exemptive orders submitted by foreign institutional investors to enable them to report their beneficial ownership on Schedule 13G, when the acquisitions are in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect.[3] The Commission reiterated this willingness in 1998 when it adopted the amendments to Rule 13d-1 that added the passive investor provisions of paragraph (c) of that Rule: "Any foreign institutional investor that would rather report on Schedule 13G as a Qualified Institutional Investor and does not want to rely on the Passive Investor provisions may continue to seek no-action relief from the staff under current practices."[4] ABP believes that several considerations support its request to be treated as a qualified institutional investor for purposes of Section 13 reporting.

First, ABP is subject to extensive regulation in The Netherlands, including the Pension Act, which has requirements relating to, among other things, permitted investments, registration and annual report requirements, vesting, funding, termination and payment of benefits.

The Pension Act is the Dutch parallel to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). There are many structural similarities between ERISA and the regulatory framework in The Netherlands applicable to ABP, including the following[5]:

1. Both ERISA and the regulatory framework in The Netherlands require that pension plans be qualified or licensed with a government authority and be administered in accordance with specific regulations set forth in the respective legislation.

2. Both ERISA and the regulatory framework in The Netherlands set forth specific requirements governing the eligibility of individuals to receive benefits.

3. Both ERISA and the regulatory framework in The Netherlands have provisions dealing with the timing and the amount of contributions that must be made to a pension plan based on various funding ratios.

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3 See Filing and Disclosure Requirements Relating to Beneficial Ownership, Securities Act of 1933 Release No. 5925; 1934 Act Release No. 14692 (Apr. 21, 1978).

4 See Amendments to Beneficial Ownership Reporting Requirements, 1934 Act Release No. 39538 (Jan. 12, 1998).

5 We are not experts in the law of The Netherlands and are not qualified to practice law in The Netherlands. Our understanding of the law of The Netherlands set forth in this letter is based in part on our consultations with, and has been reviewed by, ABP's in-house legal department, which includes attorneys admitted to practice in The Netherlands.

4. Both ERISA and the regulatory framework in The Netherlands provide specific requirements for forms of benefit payments, timing of benefit payments and death benefits.

5. Both ERISA and the regulatory framework in The Netherlands have specific standards for investments of pension plan assets.

6. Both ERISA and the regulatory framework in The Netherlands specifically provide for the winding down of a fund. Under the regulatory framework in The Netherlands, in the event of the dissolution of ABP, the Board of Governors is authorized to transfer the liabilities and obligations with respect to pensions and other benefits to a reputable insurance company, as directed by the Pension Act, and any balance, in excess of the members' rights, remaining after the liquidation is required to be allocated to a purpose which is consistent with the objectives of ABP.

ABP is also subject to the supervision of the Dutch Authority for the Financial Market (the "AFM") with respect to its securities transactions and private investment transactions. The AFM is responsible for enforcing the provisions of the Act on the Supervision of the Securities Trade 1995 (the "Securities Trade Act"), which aims to ensure the efficient, fair and orderly operation of the securities markets and to protect investors against malpractice, inadequate information and incompetence on the part of financial institutions. The AFM has authority to carry out investigations and inspections and monitor compliance with applicable regulations. The AFM is also responsible for implementing the provisions of the Disclosure of Major Holdings in Listed Companies Act 1996, which aims to promote the transparency of the Dutch securities market by imposing various disclosure requirements. For example, various public disclosures are required if ABP acquires certain capital interests and/or voting rights in excess of specified percentage thresholds in specified types of entities. The AFM also enforces other regulations relating to trading on the basis of non-public information, price manipulations and conflicts of interest.

Based on the foregoing, it is our view that ABP is functionally equivalent to an "employee pension benefit plan" as such term is used in the United States (and in particular as used in Section 3(2) of ERISA), and that the regulatory framework applicable to ABP's operations as set forth in the applicable pension and securities legislation in The Netherlands is comparable in scope, purpose and general operation to the regulatory framework applicable to U.S. pension plans under ERISA.

Second, like U.S. pension plans, ABP makes portfolio investments in the ordinary course of it business which are neither intended nor likely to result in a change of control of any issuer in whose securities the investments are made.

Finally, to alleviate any residual concern that the Commission staff may have, ABP agrees to furnish or make available to the Commission staff, at its request, the information that would otherwise be required to be furnished in response to the disclosure requirements of Schedule 13D with respect to ABP, along with any supporting material or documents necessary to verify the accuracy of such information. In addition, ABP recognizes its responsibility to inform any of its officers, directors or customers who become the beneficial owner of more than 5% of any class of registered securities of their filing obligations under Section 13(d) of the 1934 Act.

In a number of cases, the Division has taken no-action positions with respect to the use of Schedule 13G by foreign institutions engaged in the types of activities described in Rule 13d-1(b)(1)(ii)(A)-(F). We note that a favorable response by the Division to this request would be consistent with the position taken by the Division in its letters to Fidelity International Limited (pub. avail. Oct. 5, 2000) and Royal Bank of Canada (pub. avail. Mar. 18, 1998), both of which were issued after the adoption in the passive investor provisions of Rule 13d-1(c). A favorable response by the Division would also be consistent with the position the Division has taken in various letters issued prior to the amendments to Rule 13d-1 adding the passive investor provisions, including in at least one situation where the requesting parties were Dutch "stichting" pension funds. Stichting Philips Pensioenfonds A and Stichting Philips Pensioenfonds B (pub. avail. Feb. 12, 1988). See also Bank Leumi le-Israel B.M. (pub. avail. June 22, 1995); Alexander & Alexander U.K. Voluntary Equity Scheme (pub. avail. Apr. 1, 1994); Ontario Municipal Employees Retirement Fund (pub. avail. Feb. 14, 1994); Merrill Lynch & Co., Inc. and ML Group (pub. avail. Nov. 24, 1993); INVESCO MIM PLC (pub. avail. Sept. 17, 1992); Ontario Teachers' Pension Plan Board (pub. avail. May 6, 1992); and Canadian National Railways Pension Trust Fund (pub. avail. May 18, 1986).

Conclusion

Based upon the facts, undertakings and representations set forth above, we respectfully request that the Division take a no-action position to permit ABP to report beneficial ownership of registered securities on Schedule 13G as a qualified institutional investor under Rule 13d-1(b)(1)(ii)(F), under those circumstances in which such ownership could be so reported if ABP were an employee benefit plan subject to the provisions of ERISA.

Enclosed are an original and seven copies of this letter. We request the opportunity to speak with the Commission's staff in the event the staff proposes to withhold, or limit the scope of, the no-action relief requested herein. If you have any questions or need any additional information concerning the foregoing, please do not hesitate to contact the undersigned at (212) 848-7636.

Very truly yours,

George Spera

Enclosure